
July 19, 2024

Daniel Snyder
Chief Executive Officer
Kenilworth Systems Corp
721 Beach Street
Daytona Beach, FL 32114

> **Re: Kenilworth Systems Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-08962**

Dear Daniel Snyder:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services